EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	9/30/2014	9/30/2014
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,938	$1,849	$2,367	$1,822	$2,110	$2,664	$2,172
Fixed Charges (as below)	1,237	1,254	1,209	1,257	1,136	1,116	836
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(8)	—	—	—	—
Total Earnings	$3,171	$3,099	$3,568	$3,079	$3,246	$3,780	$3,008

FIXED CHARGES
Interest Expense	$973	$999	$933	$988	$906	$883	$662
Credit for Allowance for Borrowed Funds Used During Construction	67	53	63	69	40	43	32
Estimated Interest Element in Lease Rentals	193	198	205	200	190	190	142
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	8	—	—	—	—
Total Fixed Charges	$1,237	$1,254	$1,209	$1,257	$1,136	$1,116	$836

Ratio of Earnings to Fixed Charges	2.56	2.47	2.95	2.44	2.85	3.38	3.59